UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 4 – Mining Services Agreement

On August 25, 2021, Bit Digital USA, Inc., a wholly-owned subsidiary of Bit Digital, Inc. (collectively, the “Company”), entered into a Mining Services Agreement (the “MSA”) with BlockFusion USA, Inc. (the “Service Provider”). The MSA is for a two (2) year Term with automatic renewals for one (1) year terms unless terminated by either party on at least thirty (30) days prior written notice. During the Term, the Service Provider shall provide certain colocation, operation, management and maintenance services (the “Services”). The Company intends to provide the Service Provider with the First (of four) Pod Mining Equipment for installation on or about September 15, 2021. If the Service Provider fails to provide an Uptime of 98.5% or better, the Performance Fees under the MSA shall be reduced.

The Service Provider shall provide the Company with all necessary access to remotely monitor – in person or remotely – the generated Bitcoin and all other metrics as reasonably requested by the Company. The Company shall pay the actual expenses incurred for the energy used by the Company on a monthly basis plus management costs of $2.00 per miner. The Service Provider shall receive a mutually agreed to Performance Fee in respect of services relating to an aggregate of thirty-five (35) megawatt hours of load-power. The Net Digital Assets for a Payout Period means the Generated Digital Assets minus the amount of Digital Assets that have a value that is equal to the Estimated Daily Costs for Mining such Digital Assets for such Payout Period.

The Company shall pay the Service Provider in advance $3,750,000 (the “Infrastructure Investment”) to pay for actual bona fide expenses incurred by the Service Provider. During the Term and for a twelve (12) month period after termination of the MSA (the “ROFR Period”), the Company may propose to match the terms of a bona fide offer from a third party to finance or otherwise sell any interest in the Service Provider, or any of its material assets or business interests (a “Covered Transaction”), provided that Company shall be credited the amount of the Infrastructure Investment paid and not reimbursed (the “Discount”). If the Parties do not enter into definitive agreements in respect of one or more Covered Transactions pursuant to which the Company obtains the full economic benefit of the Discount, then, within twelve (12) months following the termination of this Agreement, Service Provider shall refund the Infrastructure Investment. All capitalized terms herein shall have the meanings set forth in the attached MSA.

Exhibit Index

Exhibit 4.1	Mining Services Agreement made as of August 25, 2021, by and between BlockFusion USA, Inc. and Bit Digital USA, Inc. Exhibits to the Agreement have been omitted and are available upon request of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: August 31, 2021

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